Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

December 18, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 18, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from The RBB Fund, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


F/m 2-Year Investment Grade Corporate Bond ETF
F/m 3-Year Investment Grade Corporate Bond ETF
F/m 10-Year Investment Grade Corporate Bond ETF


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi